                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            SOFAMOR DANEK GROUP, INC.
                                (Name of Issuer)

                               (Amendment No. 2)
                           Common Stock, no par value
                         (Title of Class of Securities)

                                   834005 10 0
                                 (CUSIP Number)



                           Yves Guillemain D'Echon
                                  Sofyc, S.A.
                               112, avenue Kleber
                              75784 Paris Cedex 16
                                     France
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                           Creighton O'M Condon, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                January 26, 1998
             (Date of Event which Requires Filing of this Statement)
 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sofyc, S.A.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           3,337,272
                  -------------------------------------------------------------
                      8    SHARED VOTING POWER
                           0
                  -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           3,337,272
                  -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

          3,337,272
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          As Sofyc, S.A. is a wholly owned subsidiary of Sofamor Danek Group Inc., such Shares are deemed to be treasury stock.

     ---------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                  This Amendment No. 2 to the Statement on Schedule 13D dated as of January 30, 1998, as amended by Amendment No. 1 ("Amendment No. 1") on February 4, 1998 (the "1998 Schedule 13D"), is being filed solely as a restatement of Amendment No. 1 with the addition of the signature page thereto not previously included due to a transmission error. Amendment No. 1 was filed solely to reflect the proper number of Shares beneficially owned by the persons described in Item 5 of the 1998 Schedule 13D as of the date of the initial filing of the 1998 Schedule 13D. Capitalized terms used but not defined herein are used as defined in the 1998 Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the 1998 Schedule 13D is hereby amended by deleting the chart detailing the ownership of Shares (including the footnotes thereto) and replacing it in its entirety with the chart as set forth below:

                                                                                      NUMBER OF               NUMBER OF
                                                                                      SHARES OF               SHARES OF
                                       NUMBER OF                                      WITH SOLE              WITH SHARED
                                         SHARES                                      DISPOSITIVE            DISPOSITIVE OR
                                      BENEFICIALLY             PERCENTAGE             AND VOTING             SHARED VOTING
                                         OWNED                OF SHARES(1)             POWER(2)                POWER(3)

Yves Paul Cotrel                          1,451,434 (4)            5.89%(5)              712,690 (4)          738,744

Marie-Louise Cotrel                       1,436,276 (6)            5.83                  697,532              738,744 (7)

Marie-Helene Cotrel Plais                   979,019 (8)(9)         5.96 (10)             240,275 (9)          738,744

Philippe Cotrel                             939,121 (8)            3.81                  200,377              738,744

Yves-Regis Cotrel                           920,621 (8)            3.73                  181,877              738,744

Marie-Christine Cotrel Milliez              931,091 (6)(8)         3.78                  192,347              738,744

Catherine Cotrel Lechien                    935,591 (6)(8)         3.8                   196,847              738,744

Elisabeth Cotrel Gauzan                     951,591 (6)(8)         3.86                  212,847              738,744

Benedicte Cotrel                            920,357 (8)            3.73                  181,613              738,744

Annie Cotrel                                926,506 (6)(8)         3.76                  187,762              738,744

Sofyc(8)                                  3,337,272 (11)            (11)                    (11)                 (11)

Total Number of Shares held
by the Cotrel Family                      3,689,711 (12)

--------------------------

(1) Based on a total of 24,650,649 outstanding Shares (derived from 25,181,841 outstanding Shares as of December 31, 1997, as disclosed in Sofamor Danek's Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 1998, minus the net reduction of 531,192 outstanding Shares resulting from the transactions contemplated by the 1998 Stock Exchange Agreement).

(2)      Includes Shares owned in full ownership.

(3) Includes Shares owned in usufruit or nue propriete. Dr. Cotrel and Mrs. Cotrel, pursuant to the Nominee Agreements with each of the Cotrel Children, transferred nue propriete interests in 116,282.5 Shares to each of the Cotrel Children. As of the date hereof, each of the Cotrel Children retains 92,343 of such nue propriete interests. Since all of the Cotrel Children received nue propriete interests in such Shares and Dr. Cotrel and Mrs. Cotrel retained usufruit interests in all such Shares in the aggregate, the Cotrel Children and Dr. Cotrel and Mrs. Cotrel may be deemed to share benefical ownership as a group in all 738,744 Shares currently covered by the Nominee Agreements.

(4) Includes 707,690 Shares directly owned by Dr. Cotrel in full ownership and options exercisable within 60 days to purchase 5,000 Shares at an exercise price of $11.875 per Share.

(5) For purposes of calculating this percentage, the number of outstanding Shares includes Shares underlying options held by such person exercisable within 60 days.

(6) Such persons are members of the Cotrel Family and are disclosed because they hold Shares as a group with the executive officers and directors of Sofyc.

(7) Pursuant to the Nominee Agreements, Mrs. Cotrel has shared voting powers with respect to 738,744 Shares held in usufruit. However, Mrs. Cotrel does not have dispositive powers with respect to these Shares held in usufruit.

(8) For each of the Cotrel Children, includes 738,744 Shares held by the Cotrel Children in nue propriete in the aggregate (and with respect to which Dr. Cotrel and Mrs. Cotrel retain usufruit interests).

(9) Includes 192,075 Shares held in full ownership and options exercisable within 60 days to purchase: 4,800 Shares at an exercise price of $24.25; 2,400 Shares at an exercise price of $14.375; and 41,000 Shares at an exercise price of $12.375.

(10) For purposes of calculating this percentage, the number of outstanding Shares includes Shares underlying options held by such person exercisable within 60 days.

(11) As Sofyc is a wholly-owned subsidiary of Sofamor Danek, such Shares are deemed to be treasury stock.

(12) Of these, an aggregate of 738,744 Shares are split among members of the Cotrel Family into nue propriete and usufruit interests.

          Item 5 of the 1998 Schedule 13D is hereby further amended by the addition of the following to the end thereof:

           On January 26, 1998, as a result of the transactions contemplated by the 1998 Stock Exchange Agreement, Sofyc became a wholly owned subisdiary of Sofamor Darek. Accordingly, the Shares held by Sofyc are deemed to be treasury stock of Sofamor Danek.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1998




                                   SOFYC, S.A.
                                   By  /s/ Yves Guillemain D'Echon
                                       ------------------------------------
                                       Name:   Yves Guillemain D'Echon
                                       Title:  President